EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the "Company" or "Levon") for the year ended March 31, 2011 should be read in conjunction with the March 31, 2011 Audited Consolidated Financial Statements and the notes thereto.

This Management Discussion and Analysis ("MD&A") is dated July 28, 2011 and discloses specified information up to that date. Levon is classified as a "venture issuer" for the purposes of National Instrument 51-102. The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to "Levon", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Levon Resources Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Levon is an exploration stage public company listed on the TSX Venture Exchange under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec, and its international ISIN number is CA 5279011020. The Company's principal business activities are the exploration and development of natural resource properties.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Overall Performance

As at March 31, 2011, the Company had working capital of $19,608,972 as compared to working capital of $1,864,226 at March 31,2010. The Company recorded a net loss of $18,323,260 for the year ended March 31,2011 as compared to $730,892 for the year ended March 31, 2010. The Company had higher general and administrative expenses for the year ended March 31, 2011, primarily attributable to the issuance of stock options granted during the year, an increase in consulting and management fees, professional fees, office and shareholder relations activity.

Fourth Quarter

On March 25, 2011, the Company acquired all of the shares of VHV pursuant to a court-approved plan of arrangement (the "Arrangement"). Prior to the Arrangement, VHV was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, VHV owned 49% of the Cordero Property and the Company held the remaining 51% interest. As consideration for the Company's acquisition of VHV's 49% interest in the Cordero Property, together with VHV's cash assets, VHV shareholders received one Common Share of the Corporation and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"). In connection with the Arrangement, all of VHV's exploration assets other than the Cordero Property and the Perla property were transferred to Bearing, as well as $1,800,000 in cash. Upon the Arrangement becoming effective, former VHV shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Company on a fully-diluted basis, and 100% of the shares of Bearing.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Exploration

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company's wholly owned Cordero-Sanson Property ("Cordero") is located 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico. In February of 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Comino Rojo and others). The Cordero property consists of contiguous staked and optioned mining claims that now total about 20,400 hectares. The land parcel covers a north porphyry belt and the Cordero Porphyry Belt to the south and the Perla Felsic Dome recently staked 5 km to the south of the Cordero land position. Exploration to date has focused in the Cordero Porphyry Belt. The Cordero Porphyry Belt has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past. The Cordero Felsic Dome and La Ceniza Stock have been explored and developed for high grade Ag, Au, Zn and Pb veins, mined to the water table by shallow underground shaft workings. The only past bulk tonnage deposit exploration has apparently been by Penoles and confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits (data not available) and for skarn deposits in the southwestern most stock in the northern porphyry belt.

By October 2009 three discovery core holes (economic grades over mineable, bulk tonnage widths) were drilled in Phase 1 drilling (a total of 8 core holes, 3,185 m). The Phase 1 discovery holes are located within two intrusive centers of the newly defined, northeast trending Cordero Porphyry Belt. The discoveries were made in the newly recognized Pozo de Plata Diatreme complex and the Cordero Porphyry target 1.3 km to the NE.

By January 2010 Levon expanded the exploration program to Phase 2 drilling in order to offset Phase 1 discovery holes and continue outlying exploration. In January, the second untested mineralized diatreme complex, Dos Mil Diez, was discovered by geologic mapping southwest of the Pozo de Plata diatreme discovery drill grid. Follow up trenching and initial drilling established a zoned Ag, Au, Zn, Pb showing, cored by Au, anomalies that warranted drill follow up. Dos Mil Diez trench results included 60 m grading 0.953 g/T Au. Follow up drilling of 6 holes in a fence across the gold zone indicates enriched surface Au values and some narrow bedrock gold values that still warrant exploration follow up.

In March, 2010 a third diatreme complex within a volcanic caldera was found 7 km to the southwest of Dos Mil Diez. The new Molina de Viento Diatreme complex expands the Cordero Porphyry Belt from the original three known in early 2009 to the six aligned intrusive centers presently known.

By early June, Phase 2 drilling was completed (52 core holes totaling 19,338 m, combined Phase 1 & 2 totals 22,523 m) and established both the Pozo de Plata Diatreme and Cordero Porphyry discovery zones, which are open in all directions and require continued expansion and definition drilling. Drill results confirm an important geologic feature of the discoveries in that silver, zinc and lead assays are generally associated directly with galena and sphalerite that is readily visible and logged in mineralized drill core. The logged galena and sphalerite in the drill core, provides a real time, pre assay exploration guide, and helps move the drills on the grid into areas of mineralized rocks. The presence and grade of gold in the core is quantified only by the assays.

In June 2010 an airborne, magnetic, electromagnetic ("EM") and radiometric survey was flown by Aeroquest of Ontario, Canada (1020 line km) over the entire Cordero Porphyry Belt. The airborne survey was followed up by a ground gravity survey (McGee Geophysics, Reno, Nevada) to cover the Pozo de Plata and Dos Mil Diez diatreme complexes. Integrated survey results with geologic mapping, soils and rock chip sampling results defined possible extensions of the Pozo de Plata discovery zone to the southwest of the drill grid, and six outlying targets for Phase 3 exploration drilling. The geophysical data was inverted in 3D, and the results integrated into the 3D Exploration Model. The data integration and targeting was processed in Gocad 3D pattern recognition software, which is state of the art, high end exploration software to optimize drill targeting.

In October 2010 a Phase 3 follow up exploration and drilling program began, with the intention of expanding the discoveries, and providing initial tests of the six outlying mine-scale targets identified in Phase 2. Expanded mapping, sampling and geophysics, are aimed at identifying additional outlying mine-scale targets within the Cordero Porphyry Belt. Phase 3 is a $14M planned program, which includes 59,000 metres of core drilling.

Phase 3 core drilling began with two drills and now has four drilling 24 hours per day, seven days per week. By the end of March 2011, Phase 3 core drilling (about 28,000 m completed of a 59,000 m planned Phase 3 program) provided initial tests of mine scale targets in the Molina de Viento and Pozo de Plata Diatreme targets. On February 10, 2011, the Company and VHV jointly filed a technical report on the Cordero Property entitled "Technical Report: Cordero Project, Chihuahua State, Mexico" prepared by David Bailey of Bailey Geological Consultants (Canada) Ltd., as amended and refiled on SEDAR on May 13, 2011 (the "Cordero Technical Report"). The Cordero Technical Report may be viewed under the Company's profile at www.sedar.com and is summarized in the Company's annual information form AIF for the financial year ended March 31, 2010 (the "AIF"). No mineral reserves or resources have yet been defined within the Cordero Property area.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

A fifth drill was added on and all drills moved into the delineation drill grids in the Pozo de Plata Diatreme and Cordero Porphyry discoveries to expand and delineate the mineralization to be evaluated for its resource potential by

International Mine Consultants, IMC, of Tucson, Arizona. IMC was contracted to calculate any Nl 43-101 compliant resources at some stage within the Phase 3 program. M3 Engineering and Technology (M3), Tucson was contracted to design and provide a Preliminary Economic Evaluation of any identified resource.

Geology and Targeting

Silver, gold, zinc, lead and locally moly mineralization at Cordero is controlled by a belt of six volcanic and subvolcanic, Tertiary felsic igneous rhyolite, dacite porphyry, and granodiorite porphyry, intrusive complexes, emplaced into a Cretaceous sequence of interbedded limestone, calcareous mudstone, siltstone and sandstone. We have found barren and well mineralized micro diorite clasts within the Pozo de Plata Diatreme and as xenoliths in granodiorite porphyry in the Cordero Porphyry Zone, and the clasts are evidence of a mineralized diorite in the system, probably at depth since diorite is unknown at the surface.

The project is located in rolling topography, cattle country on private ranch lands, and accessed by a state highway and a network of well maintained ranch roads.

Cordero is within an emerging Chihuahua-Zactatecas regional trend of deposits, which includes Penasquito (GoldCorp), Camino Rojo (GoldCorp), Pitarilla (Silver Standard) and San Agustin (Silver Standard) and others that appear to be part of a transcontinental belt of similar deposits, which has yet been completely defined in the literature.

Cordero lands include contiguous mining claims that cover 20,400 hectares (about 200 square kilometers). There are two northeast trending porphyry belts on the Cordero property and an isolated flesic volcanic center 5 km to the south in the Perla Felsic Dome. Exploration efforts of the Company are centered on high priority targets in the Cordero Porphyry Belt in the southern part of the property.

Geologic mapping, soils and rock chip sampling, and geophysical surveys have expanded the strike length of the mineralized Cordero Porphyry Belt about 60% since 2009. It now appears that all six intrusives in this area are mineralized and encompass significant targets for bulk tonnage Ag, Au, Zn, Pb type deposits. Recognition of three mineralized diatreme complexes to the southwest of the active and past mines in the Cordero district significantly expands the untested exploration potential of the area. The depth of exposure of the six porphyry centers within the Cordero Porphyry Belt varys systematically, from a shallow exposed porphyry stock in the northeast to progressively deeper intrusive centers toward the southwest. This district scale pattern accounts for the three high level, poorly exposed diatreme complexes added to the southwest, and the more typical porphyry style mineralization exposed to the northeast. Recognition of this geologically controlled geometry is guiding the systematic district scale exploration among the six intrusive centers

Phase 1 and 2 drill results reveal four types of silver, gold, zinc and lead vein mineralization:

・	Type 1 - Narrow, high grade vein zone mineralization described in the small scale mining section above.

・
Type 2 - Diatreme breccia mineralization: clasts, matrix and through going veins hosted by diatreme breccia and mineralized rhyolite and dacite breccia dikes; sphalerite, argentiferous galena, minor silver sulfosalt minerals and pyrite, with rusty weathering carbonate gangue minerals and occasionally rhodocrosite. Diatreme mineralization crops out in the Pozo de Plata Diatreme discovery and is exposed to 500 m depths in the discovery drill grid.

・
Type 3 - High grade, massive sulfide replacement type mineralization within the contact zones of porphyry intrusives; coarse grained argentiferous galena, spalerite and lessor pyrite. Type 3 mineralization is exposed only in drill holes in the Pozo de Plata Diatreme and was discovered in hole C10-31. It represents a prime high grade mineralization target type.

・
Type 4 - Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits; shalerite, marmotite, argentiferous galena, minor, very fine grained silver sulfosalt minerals (species not known), pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue and alteration minerals; porphyry style pervasive and stockwork controlled and zoned alteration assembledges, from green argillic, argillic, propyllitic, phyllic and potassic alteration toward the centers of the mineralized system, but with pervasive and vein, intergrown alteration minerals that include rusty weathering carbonate and rhodacrosite and calcite, often substituting for silica within the alteration assembledges. The carbonate, rich alteration is displayed within the porphyry and diatreme mineralization

(Types 2 and 4). Best exposed in drill core of the Cordero Porphyry Zone and in weathered rocks at the surface in the Zone.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

The Pozo de Plata Diatreme Complex was recognized, mapped, trenched and initially drilled in 2009. Hole C09-5 was a discovery hole and cut 152 m grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb within the mineralized diatreme. The current Pozo de Plata offset drill grid (50 m offsets) and the Phase 3 100-200 m offset delineations drill grid has partially tested and delineated the down dip and on strike projections of Ag, Au, Zn and Pb anomalies in soils, rock chip and trench sampling results, as well as soils, altered diatreme exposures, trench geology and a 3D IP chargeability anomalies identified in 2009 and a follow up 2010 3D IP surveys. Results from trenches 1 through 4 illustrate the wide intervals of surface mineralization. Mineralization of the zone is exposed to the surface, most often in the tight spaced drilling.

Phase 2 and 3 Pozo de Plata close spaced and wider spaced offset drilling is being completed in an area that measures about 500 m NS by 500 m Ew, with significant mineralization generally to depths of 300-500 m depths. The Pozo de Plata Diatreme mineralizaton remains open in all directions and appears to merge with diatreme and porphyry type mineralization discovered in the Josefina Mine Zone to the east. Scattered mineralized intercepts down to vertical depths of 500 m at the ends of some holes, indicate portions of the mineralized zone are open at depth. Phase 3 holes continue to expand the deposit, which remains open toward and beyond the Josefina Mine Zone to the southeast.

The Cordero Porphyry Zone Phase 3 holes are also on a delineation drill grid at 100-300 m drill centers to test offsets and delineate mineralization, which is being drilled to hole depths of 1000 m. Bulk tonnage grade mineralizaation is exposed in many holes from surface.

Proposed Exploration

Levon's 2011 remaining Phase 3 Cordero exploration and drilling (about 31,000 m core drilling) is underway with five drills in operation to delineate the Pozo de Plata Diatreme mineralzation and Cordero Pophry zone mineralization toward IMC independently calculating an expected NI 43-101 resource. Phase 3 will also include exploration holes for initial tests of outlying, mine scale targets for bulk tonnage Ag, Au, Zn Pb deposits. Total Phase 3 costs are budgeted at CDN$14M.

Phase 3 goals are:

1.	Continued expansion, definition and delineation drilling of the Pozo de Plata Diatreme and the Cordero Porphyry discoveries;
2.	Completion of a NI 43-101 resource estimates by Q2-2011 utilizing contract services of IMC Engineering, Tucson, Arizona;
3.
Completion of a NI 43-101 qualified Preliminary Economic Assessment (PEA), which includes metallurgical studies, engineering project infrastructure, environmental inventories, scooping studies and preliminary project and process design by the Q3-2011 utilizing the contract services of M3 Engineering, Tucson working in cooperation with IMC for resource updates as Phase 3 drilling continues;

4.	Define and initially test outlying mine scale targets in the Cordero Porphyry Belt for additional discoveries requiring follow up grid drilling.

SJ Geophysics, Vancouver has recently completed an expanded 3D induced polarization (IP) survey over the Molina de Viento, Dos Mil Diez, Pozo de Plata, Cordero Dome and La Ceniza stock intrusive centers. The IP data is currently being inverted in 3D and interpreted for discovery expansion and delineation and to consider proximal, mine scale exploration targets for testing.

All Phase 1, 2 and 3 drill holes are HC core holes utilizing best industry practices. The core is sawed (except in highly broken zones, where it is split) and sampled continuously through 2 m intervals on the Cordero site at a secure core storage facility. ALS Chemex, Chihuahua takes custody of the samples at the core shed and delivers the samples to their Chihuahua labs for preparation. ALS Chemex has the prepared sample pulps flown to Vancouver for assay analysis in the lab. Levon employs a rigorous quality assurance and quality control ("QAQC") program in the core drilling and sampling program comprised of control samples that include standardized material, blanks and sample duplicates. AMEC Americas Ltd. ("AMEC") has designed the QAQC protocol from a study they prepared. Independent Mining Consultants, (IMC) Tucson, Arizona has provided an initial QAQC report for Phase 1 and 2 drill results and confirms the validity of the sample results. M3 Engineering and Technology, Tucson, Arizona is currently designing the engineering studies, including power, water availability analysis and a metallurgical testing program, for the PEA.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Phase 1 and 2 Drill Results

Table 1, Table 2 & Table 3. Phase 1 and Phase 2 and first 30 holes of Phase 3 Cordero core drilling reported drill hole composite assays.

Table 1

Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn%	Pb%	AgEq. (g/T)	AuEq. (g/T)
C09-1	Pozo de Plata	0	70	70	29.14	0.08	0.25	0.15	46	0.69
C09-2	Pozo de Plata	6	88	82	31.74	0.27	0.15	0.23	61	0.92
C09-3	zordero Dome	72	92	20	88.34	0.14	1.90	1.69	202	3.03
C09-5	Pozo de Plata	92	244	152	80.64	0.61	1.41	1.22	198	2.98
C09-8	zordero Dome	190	256	66	17.33	0.02	1.45	0.08	64	0.95
C10-9	Pozo de Plata	22	224	202	24.27	0.31	0.34	0.35	65	0.97
C10-11	Pozo de Plata	4	264	260	45.77	0.34	0.44	0.61	98	1.48
C10-11	Pozo de Plata	52	146	94	49.17	0.31	0.85	0.75	117	1.75
C10-11	Pozo de Plata	204	230	26	18.17	0.63	0.08	0.23	69	1.04
C10-12	Pozo de Plata	12	48	36	103.22	0.11	0.46	1.22	158	2.39
C10-12	Pozo de Plata	62	76	14	26.00	0.15	0.30	0.40	51	0.85
C10-12	Pozo de Plata	104	118	14	114.79	0.74	1.71	1.62	262	3.92
C10-12	Pozo de Plata	152	184	32	39.31	0.22	0.92	0.65	100	1.50
C10-14	Pozo de Plata	38	140	102	49.31	0.25	0.84	0.78	113	1.70
C10-18	Pozo de Plata	8	250	242	47.05	0.26	0.73	0.69	106	1.59
C10-22	Pozo de Plata	12	50	38	31.34	0.22	0.81	0.42	82	1.23
C10-22	Pozo de Plata	104	138	34	28.37	0.14	0.47	0.46	65	0.98
C10-23	Josephina	0	16	16	112.00	0.07	0.07	0.07	121	1.81
C10-23	Josephina	118	128	10	416.50	0.13	4.80	1.76	617	9.26
C10-23	Josephina	148	200	52	41.10	0.06	0.92	0.59	89	1.34
C10-23	Josephina	214	261	46	16.10	0.02	0.90	0.44	57	0.85
C10-23	Josephina	300	416	116	49.70	0.10	1.28	0.94	122	1.82
C10-24	Pozo de Plata	no high intervals
C10-25	Josephina	8	16	8	68.30	0.02	0.30	0.10	81	1.22
C10-25	Josephina	72	80	8	47.60	0.06	1.30	0.64	109	1.63
C10-26	Pozo de Plata	0	18	18	16.30	0.25	0.09	0.46	49	0.74
C10-26	Pozo de Plata	130	158	28	67.70	0.51	0.84	0.94	154	2.31
C10-26	Pozo de Plata	224	270	46	148.90	0.45	2.04	1.99	297	4.45
C10-26	Pozo de Plata	284	328	44	14.60	0.24	0.36	0.33	51	0.76
C10-28	Pozo de Plata	28	46	18	37.80	0.11	0.66	0.57	81	1.22

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

C10-28	Pozo de Plata	122	192	70	70.90	0.51	1.13	1.06	168	2.53
C10-28	Pozo de Plata	278	300	22	14.00	0.20	0.30	0.28	44	0.66
C10-30	Pozo de Plata	6	20	14	16.00	0.15	0.09	0.38	40	0.60
C10-30	Pozo de Plata	136	322	186	28.10	0.22	0.51	0.43	70	1.05
C10-30	Pozo de Plata	340	356	16	68.70	0.23	3.03	1.55	218	3.27
C10-31	Pozo de Plata	14	32	18	29.40	0.18	0.21	0.38	58	0.88
C10-31	Pozo de Plata	46	128	82	27.90	0.14	0.36	0.38	58	0.88
C10-31	Pozo de Plata	158	272	114	126.00	0.49	0.93	2.18	249	3.75
C10-31lncl	Pozo de Plata	186	212	26	410.10	1.06	2.92	7.06	772	11.59
C10-32	Josephina	230	288	58	91.80	0.10	1.99	1.09	188	2.83
C10-33	Pozo de Plata	12	58	46	21.00	0.09	0.20	0.28	40	0.62
C10-33	Pozo de Plata	94	110	16	28.20	0.11	0.31	0.39	56	0.84
C10-33	Pozo de Plata	124	198	74	65.90	1.04	0.80	1.28	196	2.94
C10-33	Pozo de Plata	224	246	22	47.80	1.08	0.19	0.87	151	2.26
C10-33	Pozo de Plata	284	328	44	21.10	0.13	0.18	0.33	44	0.67
C10-34	Pozo de Plata	16	62	46	17.20	0.07	0.35	0.21	38	0.57
C10-35	Pozo de Plata	Assays pending
C10-39	Pozo de Plata	32	168	136	69.60	0.52	0.91	0.97	159	2.39
C10-39	Pozo de Plata	232	274	42	22.90	0.26	0.10	0.38	55	0.81
C10-40	Pozo de Plata	Assays pending

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Table 2
Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb%	Ag Eq.(g/T)*
C10-21		Composites below cut off
C10-27	Porphyry	88	96	8	21.3	0.042	0.52	0.22	46
		208	248	40	22.7	0.070	0.38	0.41	50
		276	292	16	20.5	0.005	2.77	0.40	113
		310	334	24	17.9	0.022	0.26	0.31	36
C10-29	Porphyry	70	82	12	60.6	0.490	0.61	0.35	121
		116	148	32	149.7	0.030	1.48	1.72	245
		164	182	18	10.9	0.000	1.11	0.05	44
		214	272	58	16.3	0.027	0.82	0.17	47
		288	318	30	21.7	0.028	0.33	0.13	37
		384	406	22	22.0	0.062	0.89	0.07	54
C10-35	Pozo de Plata	48	148	100	72.8	0.425	0.97	1.11	162
		168	202	34	33.7	0.158	0.40	0.49	70
		232	244	12	14.5	0.082	0.57	0.34	46
		324	336	12	17.4	-0.001	1.61	0.29	73
C10-36	Pozo de Plata	0	40	40	19.6	0.122	0.14	0.23	39
		88	106	18	26.4	0.146	0.41	0.32	57
C10-37	Pozo de Plata	22	30	8	47.5	0.167	0.38	0.43	82
		52	68	16	50.1	0.175	0.50	0.27	84
		94	128	34	96.7	0.370	0.91	1.40	189
C10-38	Porphyry	Composites below cutoff
C10-40	Pozo de Plata	30	68	38	31.4	0.160	0.33	0.31	61
		92	120	28	19.5	0.166	0.38	0.24	49
		144	162	18	40.6	0.139	0.10	0.61	71

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

		182	236	54	111.2	0.578	0.74	1.65	220
C10-42	Pozo de Plata	6	132	126	30.4	0.184	0.50	0.39	69
C10-43	Pozo de Plata	312	348	36	25.8	0.022	1.16	0.40	73
C10-44	Pozo de Plata	28	66	38	55.6	0.208	0.43	0.28	90
		96	110	14	15.0	0.078	0.21	0.14	30
C10-45	Pozo de Plata	0	38	38	82.4	0.036	0.10	0.06	90
		108	118	10	148.2	0.042	2.37	0.79	243
C10-46	Pozo de Plata	0	16	16	26.4	0.144	0.05	0.45	51
		96	140	44	18.9	0.055	0.20	0.25	36
		158	276	118	51.0	0.397	0.41	0.96	117
C10-47	Pozo de Plata	30	68	38	31.0	0.053	0.47	0.41	60
C10-48	Pozo de Plata	84	96	12	64.4	0.226	1.04	0.82	134
		110	122	12	58.4	0.268	0.37	0.92	114
		280	322	42	10.5	0.004	0.67	0.17	35
		334	358	24	7.6	0.004	0.77	0.22	37
		412	436	24	10.3	0.004	1.93	0.45	80
C10-49	Pozo de Plata	290	314	24	12.5	0.183	0.45	0.36	48
		356	370	14	61.3	0.062	0.41	0.28	86
C10-50	Pozo de Plata	148	208	60	14.9	0.108	0.24	0.21	35
		306	322	16	11.0	0.003	0.83	0.14	40
C10-51	Pozo de Plata	66	182	116	31.2	0.191	0.51	0.40	70
		250	284	34	11.1	0.010	2.23	0.31	86
C10-52	Pozo de Plata	0	10	10	36.5	0.039	0.18	0.28	53
		38	120	82	30.9	0.177	0.37	0.35	64
		166	218	52	18.0	0.028	1.28	0.39	69
C10-53	Pozo de Plata	38	64	26	107.3	0.467	1.46	1.28	218
		78	108	30	18.8	0.096	0.29	0.25	41
		292	302	10	22.6	0.001	2.83	1.06	136
C10-54	Pozo de Plata	46	58	12	102.6	0.180	0.56	1.33	170
		82	96	14	14.2	0.147	0.31	0.18	38
		118	166	48	39.1	0.141	0.65	0.63	86
		182	222	40	21.8	0.596	0.45	0.39	86
C10-55	Pozo de Plata	74	104	30	57.7	0.335	0.76	0.81	126
		142	202	60	49.3	0.497	0.54	0.78	121
		218	240	22	11.9	0.129	0.39	0.24	39
		254	266	12	31.8	0.080	0.70	0.56	74
C10-56	Pozo de Plata	2	18	16	12.7	0.101	0.16	0.23	31
		142	160	18	21.9	0.136	0.56	0.17	52
C10-57	Pozo de Plata	90	196	106	35.2	0.195	0.72	0.56	86
		242	276	34	18.0	0.125	0.73	0.30	56
C10-58	Pozo de Plata	2	150	148	26.0	0.094	0.24	0.31	48
		240	250	10	16.2	0.084	0.56	0.36	49
		318	336	18	13.3	0.003	1.29	0.41	63
		350	364	14	59.5	0.011	5.41	0.75	240
C10-59	Porphyry	14	28	14	1.7	0.040	2.40	0.01	75
		324	342	18	60.7	0.105	3.71	1.41	217
C10-60	Pozo de Plata	4	104	100	31.7	0.083	0.34	0.38	58
		228	290	62	22.3	0.012	2.05	0.43	96

Table 3
Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq.(g/T)
C10-61	Pozo de Plata Diatreme	12	88	76	35.8	0.121	0.6	0.4	24.5
C10-61		112	124	12	21.1	0.038	0.2	0.2	33.9
C10-61		190	206	16	14	0.001	1.49	0.32	67.6
C10-62	Pozo de Plata Diatreme	228	254	26	130.7	0.026	0.39	0.21	149.9
C10-62		270	276	6	20.8	0.021	1.57	0.59	85.3

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

C10-62		286	310	24	23	0.025	0.79	0.73	68.9
C10-62		346	382	36	10.8	0.014	1.1	0.19	49.3
C10-63	Pozo de Plata Diatreme	No significant intervals
C10-64	Pozo de Plata Diatreme	226	272	47	21.8	0.018	1.72	0.45	86.6
C10-65	Pozo de Plata Diatreme	No significant intervals
C10-66	Cordero Porphyry	78	88	10	24	0.012	1.35	0.14	68.2
C10-66		254	260	6	732.9	0.042	6.44	1.08	955.3
C10-66		456	474	18	4.2	0.013	1.13	0.05	39.4
C10-67	Pozo de Plata Diatreme	4	12	8	42.6	0.04	0.12	0.31	57.9
C10-67		58	100	42	21.6	0.191	0.34	0.28	52.3
C10-67		138	150	12	26.4	0.081	0.98	0.43	73.1
C10-67		168	178	10	8	0.017	0.59	0.26	33.9
C10-68	Pozo de Plata Diatreme	218	232	14	9.6	0.011	1.13	0.31	52.6
C10-68		244	256	12	27.6	0.026	0.68	0.56	65.3
C10-68		314	332	18	39.9	0.026	2.4	0.41	123.9
C10-68		352	366	14	27.7	0.01	1.67	0.23	83.9
C10-69	Pozo de Plata Diatreme	No significant intervals
C10-70	Pozo de Plata Diatreme	56	86	30	23.3	0.107	0.28	0.22	45
C10-70		168	174	6	7.1	0.005	0.8	0.15	34.5
C10-70		182	194	12	8.1	-0.005	2.14	0.35	80.5
C10-71	Pozo de Plata Diatreme	2	6	4	367	0.254	0.03	1.07	416
C10-71		40	74	34	19.1	0.259	0.26	0.19	49.4
C10-72	Cordero Porphyry	166	216	50	25.1	0.014	0.68	0.61	63.6
C10-72		252	286	34	26.8	0.026	0.79	0.77	74
C10-72		380	394	14	19.3	0.028	0.63	0.43	52.2
C10-73	Cordero Porphyry	No significant intervals
C10-74	Pozo de Plata Diatreme	314	320	6	11.4	0.013	1.01	0.24	48.9
C10-75	Dos Mil Diez Diatreme	No significant intervals
C10-76	Dos Mil Diez Diatreme	No significant intervals
C10-77	Pozo de Plata Diatreme	4	14	10	25.5	0.035	0.24	0.15	39.4
C10-77		116	126	10	8.7	0.341	0.19	0.12	40.6
C10-77		436	450	14	21.1	0.008	2.46	0.59	110.6
C10-78	Pozo de Plata Diatreme	14	22	8	14.4	0.099	0.33	0.18	35.9
C10-78		30	40	10	16.3	0.062	0.11	0.1	26.6
C10-78		120	140	20	13.3	0.039	0.38	0.16	31.6
C10-78		322	330	8	2.1	0.009	1.15	0.05	37.9
C10-79	Pozo de Plata Diatreme	140	156	16	62.3	0.216	0.18	0.35	92.2
C10-79		172	198	26	63.3	0.271	0.52	0.9	123.1
C10-79		208	288	80	41.4	0.499	0.29	0.62	101.2

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

C10-79		300	310	10	25.2	0.138	0.43	0.4	58.6
C10-79		346	366	20	13.67	0.01	1.12	0.2	53.41
C10-80	Pozo de Plata Diatreme	176	198	22	10.7	0.048	0.55	0.21	36.2
C10-80		224	238	14	21.4	0.044	0.77	0.36	57.2
C10-80		284	324	40	12.3	0.009	1.62	0.26	67.8
C10-81	Pozo de Plata Diatreme	No significant intervals
C10-82	Pozo de Plata Diatreme	278	328	50	43.1	0.052	1.65	1.32	133.4
C10-83		180	224	44	40.1	0.57	0.22	0.54	100.2
C10-83		250	270	20	9.1	0.031	0.48	0.19	30.8
C10-84	Pozo de Plata Diatreme	178	224	46	34.7	0.01	2.23	0.57	117
C10-85	Pozo de Plata Diatreme	252	290	38	23.5	0.018	1.52	0.52	84.2
C10-86	Oesta Pozo de Plata	No significant intervals
C10-87	Cordero Porphyry	12	18	6	20.2	0.025	0.19	0.33	42.8
C10-87		44	60	16	26.3	0.012	0.8	0.45	63.6
C10-87		66	114	48	27.1	0.019	0.84	0.48	66.8
C10-87		128	252	124	26.4	0.019	0.77	0.6	67.8
C10-87		306	364	58	23.1	0.029	0.45	0.33	47.7
C10-87		524	536	12	14.8	0.018	0.26	0.23	30.2
C10-88	Josefina Zone	190	204	14	6.6	0.055	0.52	0.11	28.9
C10-89	Cordero Porphyry	No assays reported, hole lost at 23 m
C10-90	Porphyry Zone	Assays Pending
C10-91	Porphyry Zone	No significant intervals
C10-92-97	Porphyry Zone	Assays Pending

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Table 4. Key intervals of the trenches that exceed an approximately 10 ppm Ag cutoff are tabulated below. The highest grade results from the Pozo de Plata trench are included for comparison.

Trench	From(m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (ppm)	Pb (ppm)
1	0	50	50	22.7	0.105	1999	4748
1	90	150	60	110.5	0.071	7045	18231
1	95	150	55	14.1	0.059	1707	722
2	0	75	75	18.2	0.022	1042	1123
2	205	255	50	32.0	0.022	805	1414
2	285	345	60	34.9	0.036	1753	3286
2	385	520	135	18.5	0.070	917	2174
3	70	115	45	20.7	0.067	1631	4081
4	20	60	40	11.1	0.063	162	557
Pozo	0	175	175	21.8	0.200	1555	1967

Early stage reconnaissance has partially defined the Molina de Viento Caldera Diatreme Complex 7 km further southwest that requires complete ground follow up and additional mapping, sampling and perhaps geophysics to define drill targets.

Northeast of the Pozo de Plata discovery disseminated and stockwork vein type porphyry mineralization (Type 4) has been discovered in the Cordero Porphyry Target 1.3 km NE of the Pozo de Plata drill grid (first in hole C09-8). Hole C10-41 also intersected mineralized intrusion breccias, disseminated and stockwork vein, porphyry-type mineralization, in a northern part of the Cordero Porphyry Zone through the entire length of the hole (503.45 m total hole length where the -60 degree angle core hole was lost in highly broken and mineralized fault zone). Long assay intervals in C10-41 confirm the bulk tonnage nature of the mineralization. A highlight in C10-41 drill hole is 170 m grading 17.33 g/T Ag, 0.03 g/T Au, 0.638 % Zn, 0.438 % Pb (62.9 g/T Ag equivalent), which includes a higher grade interval of 64 m grading 28.4 g/T Ag, 0.033 g/T Au, 1.01 % Zn, 0.816 % Pb (105.3 g/T Ag equivalent). The mineralization is hosted within a series of intrusives in the vicinity of active bonanza silver underground workings. The Cordero Porphyry target is open on strike and at depth and will require Phase 3 offset drilling and delineation, which is underway.

Exploration Potential

Cordero geology, metal assemblages, metal grades and scale of the properties mineralized centers appear to be most analogous with the Penasquito mine of GoldCorp. We believe Cordero exploration results to date support this analogy and point to this scale of upside discovery potential. Cordero is in the early discovery stage of exploration. The current Phase 3 drilling program is aimed at verifying the Penasquito analogy.

For further details and maps of the Cordero project, please see our website: www.levon.com

For information on other non-material properties held by the Company, refer to the Company's AIF, which is available on SEDAR at www.sedar.com.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company's projections are estimates only based on management's assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

For more information on risks and uncertainties facing the Company, refer to the Company's AIF under the heading "Risk Factors". The AIF is available on SEDAR at www.sedar.com.

Selected Annual Information

The following financial data is derived from the Company's consolidated financial statements for the three most recently completed financial years:

	March 31, 2011	March 31, 2010	March 31, 2009
Total revenues	$	$	$
Loss before other items	(17,065,599)	(745,785)	(326,030)
Loss for the year	(18,323,260)	(730,892)	(330,822)
Loss per share	(0.23)	(0.01)	(0.01)
Total assets	201,868,751	5,218,445	1,780,044
Total liabilities	48,134,845	208,714	203,065
Working capital	19,608,972	1,864,226	231,130

The Company's loss for the year increased from the prior year due to an increase in general and administrative expenses, specifically stock-based compensation, management fees, travel, office and shareholder relations and promotion. Total assets have increased due to the significant investment in resource properties and working capital.

Results of Operations

Year ended March 31, 2011 compared with the year ended March 31, 2010 General and administrative expenses

General and administrative expenses totaled $17,065,599 for the year ended March 31, 2011 as compared to $745,785 for the year ended March 31, 2010, an increase of $16,319,814. The Company experienced a general increase in all activities with material increases of $15,367,110 in stock-based compensation, $530,817 in consulting and management fees, $75,547 in office occupancy, $49,791 in listing and filing fees, $56,646 in salaries and $226,889 in professional fees.

During the year, the Company experienced a higher level of activity which results in an increase of administration costs. Stock based compensation expense was higher in the current period as a result of the issuance of stock options to directors, employees and consultants. Consulting and management fees was higher due to the increase in the number of consultants as well as the increase in management fees with the Compensation Committee approving a bonus for the Chief Executive Officer. The Company has leased premises in Mexico which has resulted in an increase to the office occupancy expense. During the period, general exploration costs increased by $16,034 as the Company wrote down prepaid amounts for general exploration in Las Mesas, Mexico. Professional fees were higher due to the increase in legal and accounting fees associated with this increase in activity.

Loss for the period

Loss for the year ended March 31, 2011 was $18,323,260 compared to a loss of $730,892 for the year ended March 31, 2010, an increase of $17,592,368. The main reason for this increase was the higher general and administrative expenses, as discussed above. In addition to this increase, the Company wrote down the deferred exploration value of their British Columbia properties. The Company is keeping these claims in good standing; however, no exploration is currently planned at these properties. There was a foreign exchange loss of $61,002 as compared to a gain in the prior year of $14,137. These losses were offset with interest income of $41,996 as compared to the prior year of $756. This was a result of the increase in cash on hand.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Three months ended March 31, 2011 compared with the three months ended March 31, 2010 General and administrative expenses

General and administrative expenses totaled $12,761,666 for the three months ended March 31, 2011 as compared to $395,712 for the three months ended March 31, 2010, an increase of $12,365,954. The increase is a result of increases of $54,317 in consulting and management fees, $132,725 in professional fees, $39,615 in listing and filing fees, $20,534 in salaries, and $12,108,658 in stock based compensation. Stock based compensation was higher in the current period as a result of a greater number of stock options granted in the current period as compared to the prior period. As discussed above, professional fees were higher with the an increase in both legal and accounting fees.

Loss for the period

Loss for the three months ended March 31, 2011 was $14,015,366 compared to a loss of $382,167 for the three months ended March 31, 2010, an increase of $13,633,169. As discussed above, the main reason for this increase was the higher general and administrative expenses, as well as a decrease in foreign exchange loss of $53,165. In addition, the Company wrote down the carrying value of their British Columbia properties in the current period as discussed above.

Previous Financings

In August 2010, the Company completed a private placement of 14,805,353 units consisting of one Common Share and one half of one Common Share purchase warrant, for gross proceeds of $11,104,000. The Company disclosed in press releases dated August 17, 2010 and August 31, 2010 that it intended to use the proceeds from the private placement for exploration activities on the Cordero Property and for general working capital purposes. The Phase 3 drilling program began in October 2010 and as of March 31, 2011 the Company had used approximately $6.8 million for exploration purposes on the Cordero Property. As at March 31, 2011, the Company had used approximately $1 million of the proceeds from the private placement for working capital while the balance remained in cash.

Summary of Quarterly Results

Period ended	Mar 31 2011 Q4	Dec 31 2010 Q3	Sept 30 2010 Q2	Jun 30 2010 Q1	Mar 31 2010 Q4	Dec 31 2009 Q3	Sept 30 2009 Q2	Jun 30 2009 Q1
Loss before other items	(12,761,666)	(652,450)	(3,376,724)	(274,759)	(395,712)	(165,935)	(87,380)	(96,758)
Net Income (Loss)	(14,015,336)	(655,479)	(3,380,783)	(271,662)	(382,167)	(174,147)	(82,354)	(92,224)
Basic Loss per Share	(0.15)	(0.01)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)

Quarterly results often fluctuate with changes in non-cash items such as stock-based compensation. Costs were relatively constant for the first two quarters of fiscal 2010; however as the Company expanded their exploration, general and administrative costs also increased. In the third and fourth quarters of 2010, the Company had increases in shareholder relations as well as stock-based compensation. In the second and fourth quarters of 2011, the Company granted stock options which resulted in significant stock-based compensation expense. In addition, the Company experienced increases in professional fees and management fees in the last two quarters.

Liquidity and Capital Resources

At this time the Company has no operating revenues. Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at March 31, 2011 the Company had working capital $19,608,972 compared to working capital of $1,864,226 at March 31, 2011.

On May 19, 2011, the Company completed a placement of 20,600,000 common shares at a price of $1.95 per share for gross proceeds of $40,170,000. In addition, the Company received $13,551,850 of gross proceeds for the exercise of warrants and options subsequent to March 31, 2011.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

 On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,514. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The Company paid a cash commission of $525,026, equal to 5% of the gross proceeds of the brokered private placement and issued 1,066,720 broker warrants. In addition, the Company issued 1,066,720 broker warrants, exercisable at a price of $1.00 until August 31, 2011.

During the year ended March 31, 2011, 8,958,484 warrants were exercised for gross proceeds of $3,738,824 and 265,000 stock options were exercised for gross proceeds of $138,750.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850. Each unit consists of one common share and one-half non-transferrable share purchase warrant. Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.55 expiring December 31, 2010. The Company paid commissions to the agents equal to 7% of the gross proceeds from the offering raised by the agents, paid by way of an aggregate of $94,735 in cash and an aggregate of 187,898 units. The 187,898 units have the same terms as the units issued under the private placement. The Company also issued to the agents an aggregate of 458,570 agent's warrants equal to 7% of the aggregate number of units sold by the agents pursuant to the offering. The agent's warrants are exercisable to purchase one common share of the Company at $0.55 per share for a period of one year expiring on December 31, 2010.

On January 7, 2010, the Company closed the second and final tranche of the non-brokered private initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 per share until December 31, 2010.

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000. Each unit consists of one common share and one-half non-transferrable share purchase warrant. Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35 expiring July 29, 2010. The Company paid to certain arm's length finders a finder's fee equal to 7% of the funds raised ($42,336), plus Broker's Warrants to acquire common shares of the Company equal to 7% of the number of units sold (264,600 broker warrants) at an exercise price of $0.35 per share for a period of one year expiring on July 29, 2010.

During the year ended March 31, 2010, 2,944,135 warrants were exercised for gross proceeds of $820,447 and 1,375,000 stock options were exercised for gross proceeds of $180,000.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company's assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company's ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company's current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the year. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Related Party Transactions

During the year ended March 31, 2011, the Company paid, or made provision for the future payment of the following

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

amounts to related parties:

-
$159,267 (2010 - $82,512; 2009 - $90,293) was charged to the Company for office, occupancy and miscellaneous costs and salaries; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. ("Oniva"), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,047 has been capitalized under mineral properties;

-	$415,000 (2010 - $50,000; 2009 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

-
$211,063 (2010- $117,992; 2009 - $60,136) was charged for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $211,063 (2010- $117,992; 2009 - $35,389) has been capitalized under mineral properties and $Nil (2010 - $Nil; 2009 - $24,746) has been expensed under general exploration; and

-
$3,386 (2010 - $3,663; 2009 - $8,310) was charged to the Company for exploration costs associated with the Company's mineral properties in the State of Nevada from Coral, a public company with common directors.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month's notice by either party.

The amount due from a related party consists of $5,564 (2010- $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided, $504 (2010 - $Nil) owing from a private company controlled by a former director and $Nil (2010- $42,947) due from a private company controlled by a director and officer. Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $34,184 (2010 - $24,426) owed to Oniva, $57,901 (2010 - $56,788) owed to a public company related by way of common directors and $135,930 (2010 - $57,698) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

Disclosure of Management Compensation

During the year ended March 31, 2011 $415,000 (2010 - $50,000) was paid to a Company controlled by the Chief Executive Officer for services as director and officer of the Company; $18,900 (2010 - $10,635) was paid to the Secretary for services as an officer of the Company; and $20,900 (2010 - $13,567) was paid to the Chief Financial Officer for services as an officer of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, determination of asset retirement obligations ("ARO") and environmental restoration, balances of accrued liabilities, determination of the fair value of assets on acquisition and stock-based compensation, allocation of proceeds for units between capital stock and warrants, and the recoverability of future income tax assets and valuation of future income tax liability. Actual results could differ from those estimates and would impact future results of operations and cash flows.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Financial Instruments and Risks

The Company's financial instruments consist of cash and cash equivalents, amounts receivable (excluding HST), investments, reclamation deposits, accounts payable and accrued liabilities, and amounts due to/from related parties. The carrying values of these financial instruments approximate their fair values because of the short maturity of these financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management's assessment of specific accounts.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at March 31, 2011 in the amount of $19,850,757 (2010 - $2,020,948) in order to meet short-term business requirements. At March 31, 2011, the Company had current liabilities of $861,595 (2010 - $208,714). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

Interest Rate Risk

The Company's cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2011. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency fluctuation related to its mineral properties and expenditures thereon, and accounts payable in US dollar balances and Mexican Pesos ("MXN"). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican Pesos could have an effect on the Company's financial position, results of operations and cash flows.

As at March 31, 2011, the Company held US cash balances totaling US$1,468,309 (2010 - US$181,160) and accounts payable and accrued liabilities and due to related parties of US$186,972 (2010-US$114,937). Based on the above net exposure as at March 31, 2011, a 3% (2010 - 6%) change in the Canadian/US exchange rate will impact the Company's earnings by approximately $221,000 (2010 -$4,000).

As at March 31, 2011, the Company held Mexican Pesos cash balance totaling MXN$698,949 (2010 -$Nil), amounts receivable totaling MXN$1,095,963 (2010 - $Nil) and amounts in accounts payable and accrued liabilities of $305,298 (2010 - $Nil). Based on this net exposure as at March 31, 2011, a 5% (2010 - Nil) change in the Canadian/Mexican exchange rate will impact the Company's earnings by approximately $6,000 (2010 - $Nil).

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

International Financial Reporting Standards ("IFRS") transition project

The Company is adopting International Financial Reporting Standards ("IFRS") as required by the Accounting Standards Board of Canada ("AcSB") and issued by the International Accounting Standards Board ("IASB"). The effective changeover date for the Company is April 1, 2011, at which time Canadian generally accepted accounting principles ("Canadian GAAP") will cease to apply to the Company and will be replaced by IFRS. Following this time, the Company will issue its first set of interim financial statements prepared under IFRS for the quarter ended June 30, 2011, including restated comparative IFRS financial results for the quarter ended June 30, 2010 and an opening balance sheet as at April 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended March 31, 2012 with restated comparatives for the year ended March 31, 2011.

The Company, with the assistance of its external advisors, continues to undertake an internal initiative to govern the transition to IFRS and is currently assessing the impact of the transition to IFRS on its consolidated financial statements. This transition will be an ongoing process as new standards are issued by the AcSB and the IASB. The transition to IFRS will impact the Company's accounting and financial reporting processes as well as the information systems and business processes within the Company.

To date, the Company has identified the key accounting differences between IFRS and GAAP and is currently in the process of assessing those applicable to the Company. The significant areas of difference identified to date are with respect to future income taxes related to the Company's acquisition of Valley High Ventures Ltd. and application of the graded vesting of stock options as required by IFRS as compared to the straight line method permitted in accordance with Canadian GAAP. However, at this time, the Company is still in the process of assessing and quantifying the impact that IFRS will have on the Company's financial statements. The changes from Canadian GAAP to IFRS will have a significant impact on the Company's consolidated financial statements, and there can be no assurances that the impact will not be adverse.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, "First-Time Adoption of International Financial Reporting Standards", provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. During the first quarter of 2012, management intends to conduct an IFRS discussion session with the Audit Committee and the Board of Directors which will focus on the key issues and transitional choices under IFRS 1 applicable to the Company. The AcSB has ongoing projects, particularly with respect to the mining industry, and intends to issue new accounting standards during the conversion period. As a result, the final impact of IFRS on the Company's consolidated financial statements can only be measured once all the IFRS accounting standards at the conversion date are known. Management will continue to monitor new standards, as well as the impact of the new accounting standards, between now and the conversion date to ensure all relevant changes are addressed.

Change in Accounting Policy

In January 2009, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1582, "Business Combinations", to replace Section 1581. The new standard effectively harmonized the business combinations standard under Canadian GAAP with International Financial Reporting Standards ("IFRS"). The new standard revised guidance on the determination of the carrying amounts of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-Controlling Interests", which replace Section 1600, "Consolidated Financial Statements". Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

Effective April 1, 2010, the Company early adopted these standards on a retrospective basis.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Outstanding Share Data

The following is the Company's outstanding share data as of March 31, 2011 and July 28, 2011:

Common Shares: 163,898,989 as of March 31, 2011 and 198,089,223 as of July 28, 2011

Stock Options:

		Number of	Number of
		Shares	Shares
		Remaining	Remaining
		Subject to	Subject to
	Exercise Price	Options	Options
Expiry Date	Per Share	(Mar 31/11)	(Jul 28/11)
April 25, 2011	$0.21	350,000
October 2, 2011	$0.10	150,000	150,000
September 14, 2012	$0.35	150,000	150,000
September 14, 2012	$0.50	50,000	50,000
April 28, 2014	$0.25	325,000	325,000
March 15, 2012	$0.70	235,000	205,000
January 28, 2015	$0.70	200,000	200,000
May 1, 2012	$0.85	100,000	100,000
May 1, 2012	$1.25	100,000	100,000
June 14, 2012	$0.85	100,000	100,000
June 14, 2012	$1.25	100,000	100,000
July 20, 2015	$0.65	700,000	400,000
September 3, 2015	$1.00	3,450,000	3,450,000
November 15, 2013	$1.25	500,000	500,000
November 15, 2011	$1.35	50,000	50,000
November 15, 2011	$1.50	50,000	50,000
November 15, 2011	$2.00	50,000	50,000
March 25, 2016	$1.65	8,215,000	8,115,000
TOTAL:		14,875,000	14,095,000

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Warrants:

		Number of
		Underlying	Number of
	Exercise Price	Shares	Underlying Shares
Expiry Date	Per Share	(Mar 31/11)	(Jul 28/11)
February 29, 2012	$1.20	7,387,673
June 21, 2011	$0.60	2,244,750
June 21, 2011	$0.51	90,000	_
April 8, 2012	$0.79	844,800	788,480
April 8, 2012	$0.92	3,080,000	_
TOTAL:		13,647,223	788,480

Broker's Warrants:

		Number of
		Underlying	Number of
	Exercise Price	Shares	Underlying Shares
Expiry Date	Per Share	(Mar 31/11)	(Jul 28/11)
August 31, 2011	$1.00	766,720	481,720
November 19, 2012	$1.95	_	1,030,000
TOTAL:		766,720	1,511,720

Commitment

The Company has various vehicle lease agreements with expiries between 2011 and 2015. The commitments for the next five fiscal years are as follows:

Amount
2012	$14,294
2013	$14,647
2014	$14,647
2015	$14,647
2016	$1,221

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2011

Internal Controls and Disclosure Controls over Financial Reporting

Since the Company is a Venture Issuer, it makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52_109. The Company has filed the Venture Issuer Basic Certificates for the year ended March 31, 2011.

Subsequent Events

On May 19, 2011, Levon completed a short form prospectus financing of $40,170,000 by issuing 20,600,000 common shares at a price of $1.95 per share (the "Offering").

The Offering was completed by a syndicate of underwriters led by Canaccord Genuity Corp. and included Jennings Capital Inc. and Macquarie Capital Markets Canada Ltd. (the "Underwriters"). The Underwriters received a cash commission of 5.0% of the gross proceeds raised through the Offering and common share purchase warrants ("Underwriter Warrants") entitling the Underwriters to purchase that number of common shares of the Company equal to 5.0% of the Purchased Shares sold under the Offering. Each Underwriter Warrant shall be exercisable to acquire

_ 18_ one common share of the Company at an exercise price of $1.95 for a period of 18 months from closing of the Offering.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of July 28, 2011. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company's most recent AIF.

LEVON RESOURCES LTD.